UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greenbrook TMS Inc.

Full name of Registrant

N/A

Former name if Applicable

890 Yonge Street, 7th Floor

Address of Principal Executive Office (Street and number)

Toronto, Ontario Canada M4W 3P4

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Greenbrook TMS Inc. (the “Company”) determined that it was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the “Form 10-Q”) by the prescribed filing date due to (i) the demands on the Company’s management and personnel in connection with the closing of the transaction between the Company and Neuronetics, Inc. (“Neuronetics”), whereby Neuronetics has agreed to acquire all of the issued and outstanding common shares in the capital of the Company (the “Neuronetics Transaction”), and (ii) the Company’s limited working capital resources to fund accountants, auditors and legal assistance needed to file the Form 10-Q on a timely basis.

The Neuronetics Transaction is expected to close on or about November 19, 2024 (the “Closing Date”) and the Company plans to file a Form 15 shortly thereafter to suspend the Company’s reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following which the Company will no longer be required to file the Form 10-Q. As such, the Company does not expect to file the Form 10-Q within the 5-day extension period prescribed by Rule 12b-25.

In the event that the Neuronetics Transaction does not close on the Closing Date or soon thereafter, and the Company remains subject to the reporting requirements of Section 15(d) of the Exchange Act, the Company will aim to file the Form 10-Q as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Peter Willett	866	928-6076
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

Greenbrook TMS Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Bill Leonard
Bill Leonard
President & Chief Executive Officer